MATTHEW MCMURDO, ESQ.                                                 16th Floor
Attorney-At-Law                                              28 West 44th Street
Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com     New York, NY 10036

                                  April 3, 2015

Via Edgar

United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention: Sondra Snyder
           Dean Brazier
           Liz Walsh
           Mara Ransom, Assistant Director

Re: Tapioca Corp.
    Amendment No.1 to Registration Statement on Form S-1
    Filed March 9, 2014
    File No. 333-201037

Dear Ms. Ransom:

     We are filing an Amendment No.2 to our Registration Statement on Form S-1/A (the "Registration Statement") in response to your recent review letter addressed to Slav Serghei, President of Tapicoa Corp. (the "Company"), dated March 23, 2015 (the "SEC Letter"). This response letter, along with the amended Registration Statement, addresses the concerns you expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

General

1. We note your revisions to your Management's Discussion and Analysis or Plan of Operation in response to comment 3. Please revise your Prospectus Summary to disclose your shell company status.


                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

We have revised the Registration Statement throughout in order to reflect that the Company is a shell company.

2. We note your response to comment 4 in our letter dated January 16, 2015. However, some of the financial data presented in your filing is not consistently ordered. For example, your disclosures under Use of Proceeds on page 15 reads from left to right beginning with the 25 percent offering scenario while your disclosure under Dilution on page 16 reads from left to right beginning with the 100 percent offering scenario. As previously requested, please revise the financial statements and other financial data presented in the filing to be presented in in the same chronological order throughout the filing. Please refer to SAB Topic 11.E.

We have revised the financial statements and all financial data so that it is presented in a consistent chronological order throughout the Registration Statement.

Summary Financial Information, page 6

3. We note your response to comment 9 in our letter dated January 16, 2015. However, the amount presented as net loss per share for the period from inception to October 31, 2014 still does not agree with the similarly titled amount presented in your financial statements. Please revise or explain to us why you believe no such revision is necessary.

We have revised the Summary Financial Information regarding net loss per share so that it matches the financial statements.

Use of Proceeds, page 14

4. We note your responses to comments 14 and 15 and your revised disclosures. However, it is unclear how the costs of operating the tea stand you already own are included in your anticipated use of proceeds. Specifically, please tell us whether you will use the proceeds of this offering to pay costs, including lease costs, associated with operating the tea stand you currently own. If not, please explain the anticipated source(s) of funds, which will be used to operate the tea stand you currently own. If you will use offering proceeds to fund such costs, it appears you should revise your disclosures to include the costs associated with operating your initial tea stand as a use of proceeds. Please revise or tell us why you believe no revision is necessary.

The $6,000 first year lease  expense will be paid from the loan  promised by the
Company's President. We have included such disclosure throughout the Registration Statement. The bubble tea machine, itself, was purchased by using the loan from the President. We have clarified this in throughout Registration Statement.



                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

Dilution, page 16

5. We note your response to comment 16. Please revise the net tangible book value before the offering to be a positive number rather than a negative number. Please also revise the increase per common share attributable to new investors under the $100,000 offering scenario to correct the apparent typographical error.

We have revised the Dilution chart so that the net tangible book values before the offering are the accurate positive numbers. We have also revised the increase per common share to correct the typographical error.

Management's Discussion and Analysis or Plan of Operation

12 Month Plan of Operation, page 19

6. We note your disclosure that your mobile kiosk stand in Magurele is not operational and is under renovation, and that your permit application is pending. Please clarify how you have generated revenues from operations and revise your disclosure accordingly. In this regard, we note your disclosure on page 34.

We have added disclosure throughout the Registration Statement to disclose that the limited revenue we have generated has been from operating our bubble tea stand at special events.

If $75,000 Raised, page 23

7. We note your response to comment 18 and your revised disclosures. Please tell us and disclose the source of anticipated funding for your current lease, which has a cost of $6,000 per year. If the costs associated with this lease will be paid with proceeds from this offering, it appears that such costs should be listed as a use of proceeds under each of the various offering scenarios and discussed in your plan of operations disclosures. If not, you should identify the anticipated source of funding for these costs. Please revise as appropriate, or explain to us why you believe no revision is required.

The anticipated source of our funding for the $6,000 for the first year's lease is the loan promised by the Company's President. We have included similar disclosure throughout the Registration Statement.

Description of Business, page 30

Leases, page 35

8. We have  reviewed  your  response to comment 15.  However,  we also note from
Exhibit 10.1 that your current lease is at a cost of $6,000 for the first year of the lease term, which begins on March 1, 2015. Please further revise your disclosure throughout your registration statement to include the actual lease costs for the first year of your lease term.



                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

We have revised our disclosure throughout the Registration Statement to include the actual lease costs for the first year of the existing lease.

Certain Relationships and Related Transactions, page 39

9. We have reviewed your responses to comments 27 and 28. While we note several revisions in other sections of your prospectus, it appears that no revisions were made to this section. Please revise your disclosures, here and elsewhere in your prospectus, to describe the material terms of any loans from your sole director and executive officer, including but not limited to the outstanding balance and the disbursement date. Please see Item 404 of Regulation S-K.

We  made  the  proper  addition  to  the  Certain   Relationships   and  Related
Transactions section and revised our disclosure throughout the Registration Statement to describe the material terms of the loans.

Financial Statements, page 46

10. We note your statement that your financial statements for the period ended January 31, 2015 have been audited by your independent accountant. However, your financial statements for the period ended January 31, 2015 are unaudited interim financial statements for which no auditor's report has been provided. Please revise your disclosure as appropriate or explain to us why you believe no revision is required.

We have revised the disclosure to state that the January 31, 2015 financial statements are unaudited and we have included a corresponding auditor's report.

Financial Statements for the Interim Period Ended January 31, 2015, page F-11

Note 3 - Summary of Significant Accounting Policies, page F-15

11. We note your  disclosure  that you have not early  adopted ASU 2014-10  (ASC
915) and that accordingly you have presented the additional disclosures, which were required prior to the issuance of this new guidance. However, we note that you have not provided the cumulative from inception disclosures previously required for development stage entities. Please either revise your disclosures or your financial statements as appropriate, or tell us why you believe no revision is required.

We have revised our disclosure in Note 3 accordingly

Note 7 - Income Taxes, page F-18

12. Please revise your income tax footnote to show income taxes for the interim period ended January 31, 2015 rather than for the period ended October 31, 2014 or tell us why you believe no revision is required.



                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

We have revised our income tax footnote to show income taxes for the interim period ended January 31, 2015.

Signature Page, page II-5

13. Please revise your signature page to conform to the language on Form S-1.

We have revised the signature page accordingly.

Exhibit 23.1 Consent of Independent Registered Accountant

14. We note your response to comment 34. We note that your independent accountant's consent still consents to the use of their reports dated November 4, 2014. However, we note that there is only one independent accountant's report included in your filing and it is dated November 26, 2014. In the next amendment to your registration statement, please include an updated consent of your independent accountant, which revises the date of the independent accountants report to be consistent with the date of such report included in your filing. If you believe no revision to the date of the report referred to in your independent accountant's consent is required, please explain and revise your filing as appropriate.

The updated consent contains a reference to the correct date of the report.

Please direct your correspondence regarding this matter to the undersigned.

                               Very truly yours,


                               /s/ Matthew McMurdo, Esq.
                               ------------------------------------
                               Matthew McMurdo, Esq.

cc: Slav Serghei, President
    Tapioca Corp.



                             MATTHEW MCMURDO, ESQ.
                                    NEW YORK

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